UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 20, 2015, announcing the Company will release its second quarter 2015 earnings prior to market opening on Thursday, July 30, 2015 and will host a conference call at 9:30 a.m. EST / 3:30 p.m. CET that morning to discuss the results for the quarter.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 20, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV TO ANNOUNCE Q2 2015 RESULTS ON THURSDAY 30 JULY 2015

ANTWERP, Belgium, 20 July 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") will release its second quarter 2015 earnings prior to market opening on Thursday 30 July 2015 and will host a conference call at 9:30 a.m. EST / 3:30 p.m. CET on Thursday 30 July 2015 to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investors Relations" page of the Euronav website at http://investors.euronav.com./

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation.
Event Date:	30 July 2015
Event Time:	9:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Euronav Q2 2015 Earnings Call"
Event Site/URL:	http://services.choruscall.com/links/euronav150730

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10069401. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants who are unable to pre-register may dial in to 1-866-807-9684 on the day of the call. The international dial-in number is 1-412-317-5415.

A replay of the call will be available until 7 August 2015, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 30 July 2015 by dialing 1-877-344-7529 or 1-412-317-0088 and referencing the conference number 10069401.

*  *  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

 Announcement of Final Half Year Results 2015: Thursday 20 August 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). Deliveries of the recently acquired VLCCs will increase the Euronav tanker fleet by another 4 VLCCs. The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.